Filed by American Water Works Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 27, 2025

The following is a transcript of a joint conference call held by John Griffith, President and CEO of American Water Works Company, Inc. and Chris Franklin, Chairman and CEO of Essential Utilities, Inc. on October 27, 2025 at 8:30 a.m. ET regarding the merger between American Water Works Company, Inc. and Essential Utilities, Inc.

Operator:

Good morning, everyone. Welcome to today’s conference call to discuss the combination of American Water and Essential Utilities. Presenters on today’s call include, John Griffith, President and CEO of American Water and Chris Franklin, Chairman and CEO of Essential Utilities.

Also on today’s call are David Bowler, Executive Vice President and CFO of American Water; Cheryl Norton, Executive Vice President and COO of American Water; and Dan Schuller, Executive Vice President and CFO of Essential Utilities.

At this time, all participants are in a listen-only mode. The call will be opened for analysts’ questions following the presentation and instructions will be given at that time. As a reminder, this call is being recorded and a press release and slide presentation regarding today’s news are available on the Investor Relations section of each company’s website.

I would also like to remind everyone that all statements made during the call that relate to future results and events, including the proposed merger are forward-looking statements that are based on current expectations. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slide in the presentation as well as the additional information contained in the regulatory filings for both companies.

With that, I’ll now turn the call over to Mr. Griffith. Please go ahead.

Mr. Griffith:

Good morning, everyone, and thank you for joining us. This is an exciting day for American Water and Essential utilities. Chris and I are going to spend time this morning discussing our merger and the significant benefits and growth opportunities we envision for our collective stakeholders. Afterwards, we’ll open up the call for your questions.

And before we get started, let me just say that we are so thrilled to be entering into this combination with Essential Utilities. One of the many things we have come to understand over the last number of months, working with Chris and his team is, how much commonality there is between our two companies in terms of corporate values, customer focus, drive for excellence, and culture. We have terrific people at American Water and we see the terrific people at Essential Utilities. It’s encouraging to see the early signs of alignment as we begin the process of planning for the integration of our companies in the best way possible.

So, let’s begin on slide 5, which gives an overview of the transaction. Under the agreement, which has been approved by the boards of both companies, the transaction will be consummated through an all-stock merger. American Water shareholders will own approximately 69% of the combined company and Essential Utilities’ shareholders will own approximately 31%. The leadership of the new company will reflect the strengths and capabilities of both American Water and Essential Utilities.

Upon closing of the transaction, I will serve as President and Chief Executive Officer of the combined company and Chris will serve as Executive Vice Chair of the Board of Directors. Chris will also serve as Executive Sponsor of our Integration Task Force. David Bowler will serve as Executive Vice President and Chief Financial Officer. Cheryl Norton will serve as Executive Vice President and Chief Operating Officer and all existing executive team members of American Water who report to me will continue to do so post-close.

Dan Schuller will serve as Executive Vice President and Chief Strategy Officer and will report to me. In addition, Colleen Arnold will serve as President, Regulated Operations reporting to Mike Doran, our Deputy Chief Operating Officer. And Mike Huwar will remain President of Peoples Natural Gas. The new company’s Board of Directors will be made up of 10 American Water Directors and five Essential Utilities Directors with American Water’s Independent Board Chair, Karl Kurz remaining in the Board Chair role.

Importantly, we will remain committed to our communities. Following the close of the transaction, the combined company will be headquartered in Camden, New Jersey. We’ll maintain a strong, long-term operational presence in Essential Utilities, Bryn Mawr and Pittsburgh offices as well. After closing of the merger, we plan to conduct a review of strategic alternatives for the company’s non-water and non-wastewater businesses. This is still a ways off and we won’t speculate as to what that outcome might be or whether any transaction will ultimately occur.

The combined company will operate under the American Water name. We intend to carry forward best practices from both companies in corporate social responsibility, including commitments to employees, the communities we serve, and the environment. More on that in a few moments.

The merger is expected to be completed by the end of the first quarter of 2027, subject to customary closing conditions and approvals. Chris, over to you.

Mr. Franklin:

Hey, thanks, John. And thank you all for joining this morning. This is truly an historic day for Essential Utilities. And I want to echo John’s enthusiasm for the combination. Five years ago, when we formed the Essential Utilities that you see today, we set out to create one of the strongest, most innovative and customer-focused utilities in the United States. The partnership we announced today with American Water not only achieves that vision, but it also provides substantial benefits to our customers, shareholders, and the communities we serve well into the future.

If you look at slide 6, it gives you a sense of just how complementary our organizations are. Together, we will be a leading regulated water and wastewater utility in the country. The combined company would have a rate base of approximately $34 billion as of the end of 2024. We’ll have approximately 5.4 million water, wastewater, and natural gas connections, serving customers across 17 regulated states and on 18 military installations.

Both companies have histories that extend nearly 140 years. Our companies and our people have worked closely, especially in states where we both serve already, to advocate for our customers. That’s also part of the reason that we are considered a trusted partner in those communities we serve. As you can see from the states we’ve highlighted, we are increasing our geographic diversity and we’re increasing exposure in a number of jurisdictions.

Let’s turn to slide 7. As the partner of choice for the municipalities and counties in which we operate, we’ll be optimally positioned to create value and unlock even new opportunities for growth. Management will continue to work closely with the EPA and federal, state and local officials to deliver the quality of water that customers have come to expect from our companies, while also adhering to best practices in safety and sustainability.

Our teams are focused on both meeting the needs of customers and keeping rates affordable, which has been integral to the success of both companies. Our significant and continued investment in critical infrastructure, supports the economic prosperity of the communities and protects human health and our environment. And while the combined company will be focused on creating a new top 10 large cap, pure-play utility, I think, it’s important not to lose sight of the team at Peoples, our natural gas local distribution company.

Since joining Essential Utilities, the clear focus of our gas segment has been the increased safety and reliability of our 15,000 mile distribution system as we work to reduce risk and achieve constructive regulatory outcomes. Peoples is the largest natural gas distribution company in Pennsylvania, and it’s a staple of the community in Western Pennsylvania and parts of Kentucky.

For making natural gas service safer for our customers and communities to nearly perfect capital execution, I am extremely proud of what we’ve accomplished all while keeping customer rates affordable. I know our Natural Gas team will continue to deliver for our customers throughout this process. John.

Mr. Griffith:

Thanks, Chris. Turning to slide 8, as you can see, the merger is supportive of our long-term growth and we expect to maintain American Water’s long-term target ranges for EPS growth at 7% to 9% and rate base growth at 8% to 9%. The combined company’s scale, operational expertise, and regulatory diversification are all helpful as we make needed investments in our systems with a keen eye towards customer affordability.

As is the case for both American Water and Essential Utilities today, our rate base growth will be driven primarily by investment in our existing systems and supplemented by our water and wastewater system acquisition programs. We intend to maintain our 2% acquired customer growth target on a combined basis. In addition to our highly visible and consistent earnings growth profile, our total shareholder returns benefit from our 7% to 9% dividend per share growth target, supported by a healthy 55% to 60% dividend payout ratio.

On the left side of slide 9, you’ll see an overview of pro forma metrics. As Chris mentioned earlier, using 2024 actuals, our combined rate base approach is $34 billion, with more than 5.4 million connections across 17 states. This includes approximately 750,000 gas customers in Pennsylvania and Kentucky. Our estimated 2026 rate base, including gas is $41 billion. Pennsylvania will remain our largest state with our combined companywide water and wastewater rate base in the state, increasing to more than $10 billion.

For the combined company, this doesn’t just serve to expand the geographies in which we operate and provide new paths to growth, it will also grow our rate base in attractive, constructive jurisdictions, and improve the mix. Given the all-stock nature of the transaction, both companies’ shareholders will benefit from the regulatory and geographic diversification and upside potential.

On slide 10, you’ll see the full picture of the combined 17 regulated state footprint. This will be a well-diversified portfolio. We’ll have a significant presence across the country, particularly in the Mid-Atlantic and Midwest, serving more than 2,000 communities in total. The scale of this combined entity will give us the flexibility to continue investing in critical infrastructure, enabling us to continue providing superior customer service at affordable rates. We’ll share more about these specifics in the coming slides.

Mr. Franklin:

Slide 11 reinforces the compelling benefits to each of our stakeholders. First, customers will benefit from the combined infrastructure, resources, and operational efficiencies. Together, we will be better positioned to solve today’s water and wastewater challenges across the country while expanding our customer base. There will be no change in customer rates as a result of the merger.

Our employees will remain at the heart of this combination and we believe the combined company will create new opportunities for long-term development and growth of our people. None of this today would be possible without our strong teams. And John and I are so thankful for their dedication and hard work.

By bringing together two exceptional teams with extensive experience in the regulated utility space, we’re creating a stronger organization with deeper expertise and an enhanced ability to attract and retain top talent. The combination will broaden career paths and provide employees with more opportunities to grow, collaborate, and contribute to a larger, more dynamic organization, one that remains deeply committed to investing in its people and fostering a culture of excellence and shared success.

The combined company will remain a strong partner to the communities where we operate. We will continue supporting philanthropic initiatives in our existing service territory, as well as extending those efforts to new service areas. Our teams on the ground will remain connected to the people they serve, working together to deliver reliable services and meaningful support where it’s needed most.

As we’ve discussed, shareholders of American Water and Essential Utilities will be able to participate in the considerable upside potential created through ownership in the utility platform, with expanded scale, financial strength, and regulatory credibility.

Turning to John and slide 12.

Mr. Griffith:

Thanks, Chris. Together, our company will execute on a robust five-year capital investment plan strengthened by our enhanced scale and driven by our system needs for infrastructure renewal, water quality, resiliency, technology, and growth. All of our investment ties back to our shared and steadfast mission of delivering safe and clean water and wastewater services to our customers and doing so reliably and affordably. Our combined capital investment plan includes investment for PFAS remediation and compliance with the lead and copper rules.

Turning to slide 13, building on our strong track record, our long-term rate base growth and EPS growth targets position the combined company to deliver top quartile total returns to shareholders. The decades’ long need for investment in infrastructure in our industry is without question. We and our stakeholders understand that regionalization of the extremely fragmented water and wastewater systems in the US offers a unique opportunity to solve challenges and to grow.

When you combine these factors with our strong historical and prospective focus on customer affordability, we believe our value proposition is very competitive versus peer regulated utilities. The merger is expected to be accretive to American Water’s EPS in the first year after closing.

As discussed, we expect that the closing of the merger will not impact our current long-term EPS growth and dividend growth targets of 7% to 9%. Subject to market conditions and board approval, the parties expect the combined company to adopt American Water’s current dividend policy.

Our 55% to 60% targeted payout ratio makes room for substantial internally generated cash flow to enable continued investment in accretive rate base growth. Both companies expect to maintain their existing dividend policies until the transaction is completed.

Here on slide 14, you can see that the credit profile and metrics of the combined company are expected to remain strong with a credit profile comfortably within our current A/Baa1 ratings band for S&P and Moody’s, respectively. We expect to benefit from broad regulatory and geographic diversification, a low-risk asset class scale and a track record of conservative financial policies. As a large cap regulated utility, the combined company will continue to have ready access to the equity capital markets. The combined company will also have an attractive, consolidated debt maturity profile spaced out over many years mitigating refinancing risk.

Chris, back over to you.

Mr. Franklin:

All right. Now, turning to slide 15. Before the transaction closes, there will be a number of key conditions that must be met, including HSR clearance and certain state regulatory approvals. We’ll continue to work closely with the regulators and community leaders in the states where we both operate to ensure a smooth approval process. We believe the regulators will see the benefits of this transaction once they learn more about the details and the benefits to customers and communities. We look forward to discussing this transaction with them.

The transaction also requires approvals by American Water and Essential Utilities’ shareholders. We anticipate filing our joint proxy over the coming months, followed by shareholder meetings for each company, obtaining regulatory approvals and closing by the end of the first quarter of 2027. During this time, our teams will be collaborating on a thoughtful integration planning process, so we can most effectively bring our two companies together post-closing.

To summarize our remarks this morning, I truly believe that our ability to serve our customers will be second to none. Our ability to tackle challenges facing our industry all while we work to keep customer rates affordable will be enhanced as a result of this combination. I also believe that our ability to grow will be significantly enhanced as a result of this transaction.

Before I turn the call back to John to finish up, I like to thank the Essential Utilities employees for their continued hard work and dedication to our mission. Your unwavering commitment to our customers has built a great company. I feel fortunate to have been part of the Essential Utilities story for nearly 35 years, and I am excited about what the future holds for all of us.

Mr. Griffith:

Very well said, Chris. We are incredibly excited about this combination. We expect to capitalize on the compelling, strategic, and financial benefits to drive growth and value creation while also benefiting our customers, employees, and other stakeholders. These are two top-notch teams who share similar values and a deep commitment to our communities. We look forward to leveraging an expanded set of resources and strengthening our ability to solve water and wastewater challenges while delivering safe, clean, reliable and affordable water and wastewater services to a larger customer base.

For employees of both companies, we believe this combination will provide additional growth and advancement opportunities over the years to come and I look forward to continuing to work with our best-in-class teams. We believe this combination creates a value proposition that is unique in the utility sector. We look forward to engaging with you as we move through the approval process.

We will now take your questions.

Operator:

We will now begin the question-and-answer session. The first question today comes from Steve Fleishman with Wolfe Research. Please go ahead.

Mr. Fleishman:

Yeah, hi. Good morning. Congrats on the merger. First question is, just I’m curious kind of why now? I think, these companies probably could have combined for the last 15 years or at any time in the future. So, anything in the industry or the company situation that kind of is driving kind of the timing of the merger?

Mr. Griffith:

Good morning, Steve. John here. I think from our perspective, there are two elements to why now. One is both companies are really operating from a position of strength. We both feel great about our platforms, jurisdictions, and ability to grow in the future. I think related to that, Steve is that, there is an increasing requirement and opportunity for investment growth. When you think about system needs, regionalization, environmental remediation and the opportunity to do that from a position of scale, just makes that proposition more attractive to the companies and frankly, better for customers as we bring the companies together. [indiscernible]

Mr. Fleishman:

Got it. [indiscernible]

Mr. Franklin:

Yeah. I guess, Steve, I would maybe just add to John’s point on scale. I mean, there is a time when smaller companies got premiums. [ph] I think about they were take-out premiums in them (00:31:51). Today, balance sheet matters. Scale matters. And I think even more than it was five years ago when interest rates were low. So, that’s a critical component. And there’s no secret that our stock at Essential had been trading at a discount for some time here as we finance a huge capital plan. So, to trade at American’s multiple still making our capital investment really, really leverages the strengths at both companies to build earnings and strength of the company.

Mr. Fleishman:

Okay. And then, just one other question on the – how are you kind of including or not including the potential gas strategic options in the 7% to 9% growth? Is that embedded in there in some way? Is that not? How should we think about that?

Mr. Griffith:

Yeah. I think, Steve on that for both our 8% to 9% rate base growth and 7% to 9% earnings growth, we’re thinking about those numbers kind of any way you slice it. The reality from our perspective is that, Peoples is a terrific platform. It’s growing great. Pro forma represents less than 15% of the combined company. So, we just see enough in those ranges to be with or without. And certainly we’re prepared to look at that in both ways.

Operator:

The next question comes from Nick Campanella with Barclays. Please go ahead.

Mr. Campanella:

Hey, good morning. Congrats on the transaction. Lot of questions to ask. So, I guess, just for the state approvals, can you just remind us just if any of these are no harm states versus a net benefit state? And then, just what is the kind of local reaction been so far since announcing?

Mr. Griffith:

Yeah. Thanks, Nick. Good morning. Combination of no harm and net benefits by our account, we’ll have a minimum of seven state approvals, could be up to 10 just – and we’ll know that as we get more into certain processes. Chris, anything to add there?

Mr. Franklin:

Just, we’ve begun our regulatory calls and I think at this point, we’re in that digestion period of – people are just learning about it and understanding it. But so far nothing but positive interaction.

Mr. Campanella:

That’s great. And then, just given we’re waiting until about first quarter of 2027 for the deal to close, do you plan to kind of run the businesses as normal course here over the next couple of quarters? So, we were expecting on the AWK side guidance on 2026 to still be provided this Wednesday. Is that still the case? And then, we thought that, Pennsylvania, you might be both filing for rate reviews there on the water side and the gas side for 2026, is that still the case as well? Thanks.

David Bowler, Chief Financial Officer and Executive Vice President, American Water Works Co., Inc.:

Hey, Nick, good morning. This is David. Yeah, we still plan to release guidance for next year on Wednesday and essentially the following week as there are earnings release. So, that’ll come out next week. As far as the Pennsylvania cases, [ph] as we would say, we’re generally on a two-year (00:35:23) cycle and we still plan to be on that cycle. So, we’ll operate independently until it closes.

Operator:

The next question comes from Angie Storozynski with Seaport. Please go ahead.

Ms. Storozynski:

Thank you. So, just big picture question, John. So, I mean, you’re keeping your growth, earnings growth expectations unchanged. I understand that it’s better to be a larger company. But I mean, do you count on any benefit to earnings from that combination? You are acquiring a system, at least on the water side, that is growing slower than you are. I mean, I understand that there is some financing benefits for the combined company. But I’m just, again, hoping to have more clarity on the potential accretion of this transaction in the long run.

Mr. Griffith:

Yeah. Thanks for the question, Angie. As we said in the comments, the transaction will be accretive first year after closing. As it relates to longer-term growth, from our perspective and Chris and I have talked a lot about this, there is no shortage of growth opportunity in water and wastewater, right. And keep in mind that for Essentials, earnings and growth, they report there’s without acquisition opportunity and so you have to consider that as well. So, we see very good prospects for growth here going forward.

Ms. Storozynski:

Okay. And when you talk about, review of strategic options for non-core assets, I mean, is there anything else besides the Peoples gas that you’re considering here? Any other non-core operations?

Mr. Franklin:

Yeah. Angie, we also have a little bit of unregulated things, not major items, but also it could be considered a smaller insurance plan, that sort of thing. So, really much smaller than Peoples.

Operator:

The next question comes from Julien Dumoulin-Smith with Jefferies. Please go ahead.

Mr. Dumoulin-Smith:

Hey, team, good morning. [ph] Nicely done. Congratulations on what’s happened.

Mr. Griffith:

Thanks, Julien.

Mr. Dumoulin-Smith:

Hey. [audio gap] (00:37:54) that you’ll use when it comes to this strategic evaluation of the gas business come post-close, if you will. What are the considerations here? Is EPS accretion in the first year or how do you think about the wider thought process there and what metrics you hold yourself against?

Mr. Griffith:

Yeah, Julien. It’s John here. So, the only decision we made at this point is that, we’ll review alternatives post-closing. And so, we’ll start to tackle those questions as we get to that point in our process. Our real focus here and our sole focus is closing on the merger to make this, as the companies are today, the leading water wastewater utility platform in the country.

Mr. Dumoulin-Smith:

Yeah. Absolutely. But, it sounds like, I don’t want to put words in your mouth, given the pro forma size of the gas business, that wouldn’t necessarily impact the 7% and 9% though, right? I mean, [ph] maybe will you (00:38:54) land within the range, given the 11% rate base growth?

Mr. Griffith:

That’s correct. That’s correct. We intend to maintain our 8% to 9% rate base growth and 7% to 9% earnings growth and 7% to 9% dividend per share growth.

Operator:

The next question comes from Gregg Orrill with UBS. Please go ahead.

Mr. Orrill:

Yeah. Thank you. Congratulations.

Mr. Griffith:

Good morning, Gregg. Thank you.

Mr. Orrill:

Maybe two-part question. Does the combination have any impact on your plans and timing around PFAS spending? And then, also just, what have you been seeing in terms of large load customer demand out there? Does the combination have any improved approach to serving those types of customers?

Cheryl Norton, Executive Vice President & Chief Operating Officer, American Water Works Co., Inc.:

Yeah, Gregg, I’ll speak to the PFAS work. We don’t intend for that to slow down at all. We think we’re going to just stay right on track with that. And so, no concerns there with the regulatory compliance or the capital spend on that. I’ll kick it over to Chris to answer on the data centers and the large load.

Mr. Franklin:

Yeah, Gregg. For our PFAS at the Essential side, we’re going to stay on track and we should be almost finished with that work by the time the merger closes. We’re very focused on staying on the original schedule and I’ve said that through all of our calls and [ph] that must be on track (00:40:38).

Now, with regard to activity on larger load, we’ve announced the Greene County, Pennsylvania data center where it’s our intention there to build an 18 million gallon a day plant to service a very large data center and its combined turbines to generate power for that center. We’re also actively working with several others in all forms. Most of them are not the same as the Greene County. They’re more expansion of existing plants that we have to provide water.

And those would all be – interestingly time for, to align with data centers in terms of their depreciation, right. 15 years is the life of a data center. So, these are really good for us. And always most of them would be unregulated. But in the case where we’d expand an existing plant that would be regulated at tariff rates. So, more to come.

Mr. Orrill:

Thank you.

Operator:

The next question comes from Anthony Crowdell with Mizuho. Please go ahead.

Mr. Crowdell:

Hey, good morning, team. Congrats. If I could just follow-up on Angie’s question. Just when we build our model, we combine both entities. What level of accretion is the company willing to quantify? What’s that level we should be seeing in the first full year or second year of the combined entity? And then, I have a follow-up.

Mr. Griffith:

Anthony, we haven’t given guidance on accretion levels other than to say that the transaction will be accretive. I’d say given that we’ve said that we’ll review alternatives for the non-water non-wastewater businesses post-closing, you could expect that there’s, you know, that you could combine the companies for modeling purposes at closing for as we said the first quarter of 2027 and go from there.

Mr. Crowdell:

Great. And then, just a follow-up. The water sector has always been challenging with investors on valuation just because I mean, it’s not as robust of a comp group as the electric or gas sector. And it was kind of two companies on one end of the barbell and many smaller entities on the other. But again, it was challenging. Now, we even combine those two companies into one. Does that ended up maybe causing more valuation dispersion and pulling the water valuations closer to electric? Or is that a concern that now an [ph] illiquid group even gets more illiquid (00:43:26)?

Mr. Grifith:

I guess, at the end of that, Anthony we would say market cap is certainly helpful from our perspective. When we think about valuation of water, wastewater, we really think about it in terms of the fundamentals. Our capital investment plan is highly visible for decades, right. And we think that’s differentiating if you think about the risk associated with the water asset class, right. We think that the water should be the lowest beta stocks in somebody’s portfolio. And so, when you think about those kinds of fundamentals, when you think about the cost of capital, you think about the visibility of growth, that’s what we see is really driving water valuation.

Operator:

The next question comes from Davis Sunderland with Baird. Please go ahead.

Mr. Sunderland:

Hey, good morning, guys. Congrats on the merger. I appreciate the time. Maybe a question mainly for Chris. But John, you’d made the comment that now the top priority is creating the leading water utility. Just looking at the acquisition pipeline and acquisitions that are outstanding right now, I would assume this puts an effective pause on new acquisitions between now and closing. I guess, my question is just, one, is that correct? And then, two, how do you think about adding or any changes to just the other types of growth between now and closing? Thanks, guys.

Mr. Franklin:

Yeah. It’s good question, David. And the way that John and I have discussed it and I think for legal purposes, it’s business as usual in both companies. Obviously, it’s a little bit of an odd dynamic. If you were a seller and you’re saying American and Essential are putting – are coming together and we’re bidders. But that’s kind of how it needs to be for the time being while we get ready for closing. So, we would expect to be in the market actively looking for municipals and trying to be those solutions, as we always have been. And then, clearly, there will be some careful trading as we work through the process over the next call it 15 months.

Mr. Sunderland:

I appreciate it. Congrats again, guys. Thank you.

Mr. Franklin:

Thank you.

Operator:

This concludes our question-and-answer session and concludes the conference call today. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties’ businesses successfully; (8) the failure to fully realize cost savings and any other synergies from the proposed merger or that such benefits may take longer to realize than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (10) the risk of litigation related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party’s management’s time and attention from operations of such party; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operation and maintenance costs; (15) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (16) changes in each party’s key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (19) other economic, business and other factors, including inflation and interest rate fluctuations. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Important Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, American Water will file a registration statement on Form S-4, which will include a document that serves as a prospectus of American Water with respect to the shares of American Water’s common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that American Water or Essential Utilities may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to American Water’s and Essential Utilities’ shareholders. Investors and security holders will be able to obtain the registration statement, the joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC’s website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water’s investor relations website at ir.amwater.com or at the SEC’s website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC’s website at www.sec.gov. The information included on, or accessible through, American Water’s or Essential Utilities’ respective websites is not incorporated by reference into, and does not form a part of, this communication.

Participants in the Solicitation

American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water’s and Essential Utilities’ respective shareholders in connection with the proposed merger. Information about the directors and executive officers of American Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Director Compensation,” “Equity Compensation Plan Information,” and “Certain Beneficial Ownership Matters.” To the extent holdings of American Water’s common stock by the directors and executive officers of American Water have changed or do change from the amounts of American Water’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities’ definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Essential

Utilities’ common stock by the directors and executive officers of Essential Utilities have changed or do change from the amounts of Essential Utilities’ common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Additionally, information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.